

Harini Kumar · 2nd in

Research Associate at Real Capital Analytics

Cupertino, California, United States · 500+ connections ·

Contact info



Real Capital Analytic



University of Californ
Davis

Featured

all skilled in executive-level communications and building relationships with customers, partners and colleagues. I am also curious about user behavioural research & data collection to build better products.

EDUCATION

MASTER OF BUSINESS ADMINISTRATION, Marketing and Strategy
UNIVERSITY OF CALIFORNIA, DAVIS (SPRING 2022)

BACHELOR OF SCIENCE, Cognitive Science
UNIVERSITY OF CALIFORNIA, SANTA CRUZ (JUN 2019 – IN 3 YEARS)

WORK, INTERN, AND VOLUNTEER EXPERIENCE

○ **Co-Founder, Brain Scanology** • Apr' 20 – PRESENT (Part Time). *Brain Scanology analyses MRI scans to provide faster, more accurate, and cheaper imaging diagnostics for Bipolar Disorder, Dementia, Alzheimer's, and Schizophrenia.*
   ○ As a Co-Founder, I run the day-to-day operations, manage business development, and work with our advisors.
○ **Research Associate, Real Capital Analytics** • Aug' 19 – PRESENT (Full Time). *Collaborate with our partners to process & analyze unstructured commercial real estate transactional information to build comp-data.*
   ○ Specializing in Industrial and Office properties and update our research methodology based on trends.
○ **Research Assistant at UC Santa Cruz** • Jan' 19 – Jun' 19. *Working on a study of parasocial relationships between humans and technology as to how an Artificial Intelligence influences and improves the focus and motivation of students.*
   ○ Conducted semi structured interviews to understand case to case usage of AI in a study session.
   ○ Reviewed every sample community interview through completion with a full transcription and write up, looking for specific behavioural tags in the text, used as a qualitative evidence.
○ **Breast Cancer Researcher, Tissue Spatial Geometrics Lab at UCB** • Sep' 16 – Nov' 18. *Worked with Dr. David Nguyen PhD identifying and segmenting nuclei using advanced image analysis techniques. Responsible for collecting and analysing quantitative data on frequency of cancerous cells.*
○ **Kumon & Pi Tutoring,** Tutor Assistant in Math and Reading • Jun '15 – Sep '16 AND

Harini Kumar - Resume



Harini Kumar Udemy.jpg

Product Management Course at Udemy

Experience



Research Associate

Real Capital Analytics · Full-time
Aug 2019 – Present · 1 yr 5 mos
United States

As a Research Associate, I am responsible for tracking commercial real estate market transactions. Responsibilities include:

+ Track and monitor various news sources and third-party data providers for commercial real estate transactions.
+ Interpret relevant information for each transaction by searching, validating and recording accurate data into the RCA database.
+ Research missing information or discrepancies for existing RCA transactions.



Research Assistant

University of California, Santa Cruz
Jan 2019 – Aug 2019 · 8 mos
Santa Cruz

Worked on a study of parasocial relationships between humans and technology; how the presence of an AI influences and improves the focus and motivation of students.

Center Assistant

Math Squared Learning
Jul 2015 – Sep 2018 · 3 yrs 3 mos
Cupertino, CA

Helped with administrative aspects of the center as well as one-on-one tutoring for K-8 students in Mathematics.



Center Assistant

Kumon North America, Inc.
Jun 2015 – Aug 2016 · 1 yr 3 mos
Cupertino, California

I work hands-on with children from ages 5 and onwards, and work alongside a team on administrative tasks. The subjects I teach include a variety of math and reading topics of all levels.

Education



University of California, Davis

Master of Business Administration - MBA, Marketing and Strategy
2020 – 2022

The Marketing concentration aids in developing the tools to make informed marketing decision and executing successful marketing strategies. I am excited to learn how to develop new products, conduct market research, plan advertising and promotion programs, create marketing strategies, provide superior customer service, understand electronic commerce, develop profitable pricing strategies and manage a brand.

Complementing the Marketing concentration, a Strategy concentration provides a systematic analysis of the factors associated with customers and competitors (the external environment) and the organization itself (the internal environment) to provide a basis for rethinking current management practices. My objective is to achieve better alignment of corporate policies and strategic priorities as well as to provide a strategic framework to apply and integrate specific tools and techniques.



University of California, Santa Cruz
Bachelor's Degree, Cognitive Science
2016 – 2020

Monta Vista High School
2012 – 2016
Activities and Societies: Model United Nations, Res Novae Science Magazine, English National Honors Society, Science National Honors Society, Spanish National Honors Society, Varsity Water Polo

Volunteer experience

Assistant for Occupational Therapist
Associated Learning and Language Specialists Inc.
May 2015 – Present • 5 yrs 8 mos

Special Education Summer School Volunteer
Cupertino Union School District
Jun 2014 – Jun 2016 • 2 yrs 1 mo
Children

Volunteer
Stanford University
Jul 2015 – Aug 2015 • 2 mos
Children

At Stanford University's Listen To Me Summer Institute, I have organized meetings between therapists and their clients (with cochlear implants) and helped Spanish-only speaking families communicate with their therapists, leveraging my Spanish learning at school.

Show 1 more experience ⌄



